Sub-Item 77M. Mergers

The Dreyfus/Laurel Funds Trust
- Dreyfus Limited Term High Yield Fund
(formerly, Dreyfus Premier Limited Term High Yield Fund)

During the reporting period ended December 31, 2008, Dreyfus Premier Limited Term High Yield Fund (the "Acquiring Fund"), a series of The Dreyfus/Laurel Funds Trust (the "Trust"), was the surviving entity of a reorganization with BNY Hamilton High Yield Fund (the "Acquired Fund"), a series of BNY Hamilton Funds, Inc. (the "Company").

On February 12-13, 2008, the Trust's Board, and on February 12, 2008 the Company's Board, considered the reorganization and approved an Agreement and Plan of Reorganization (the "Plan") providing for the transfer of all assets, subject to liabilities, of the Acquired Fund in exchange for the Acquiring Fund's shares having an aggregate net asset value of the Acquired Fund's shares as described below (the "Reorganization").

At a Special Meeting of Shareholders of the Acquired Fund held on July 16, 2008, shareholders of the Acquired Fund voted to approve the Plan with respect to their Fund. The votes of the Acquiring Fund's shareholders were not solicited since their approval or consent was not required for the Reorganization.

After the close of business on September 12, 2008, the Reorganization of the Acquired Fund was consummated with respect to its Plan. Holders of the Institutional Class and Class A shares of the Acquired Fund received Class I shares of the Acquiring Fund, in each case in an amount equal to the aggregate net asset value of their respective investment in the Acquired Fund at the time of the Reorganization. The Acquired Fund distributed such Acquiring Fund shares among its respective shareholders, and thereafter was terminated as a series of the Company.